Filed by Black Hills Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NorthWestern Energy Group, Inc.

Commission File No.: 000-56598

Date: January 30, 2026

Black Hills Corporation

7001 Mount Rushmore Road Rapid City, South Dakota 57702

ADVANCE NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To comply with certain requirements of South Dakota law, Black Hills corporation is sending this Advance Notice of Special Meeting of Shareholders prior to dissemination of the Joint Proxy Statement/Prospectus relating to the Special Meeting, which will be sent to shareholders and filed with the U.S. Securities and Exchange Commission. Shareholders are urged to read carefully the entire Joint Proxy Statement/Prospectus when it becomes available, including any amendments thereto (and any other documents filed with the SEC in connection with the transaction) because they will contain important information about the proposed transaction.

Time and Date	10:00 A.M. (Mountain Time) on April 2, 2026

Place	The Black Hills special meeting will be held solely by virtual webcast. There will be no physical meeting location. To be admitted to the Black Hills special meeting at www.virtualshareholdermeeting.com/BKH2026SM as a shareholder, you must enter the 16-digit control number found next to the label “Control Number” on your Proxy card or voting instruction form.

Purpose	• To vote on a proposal to approve the issuance of shares of common stock, par value $1.00 per share, of Black Hills (“Black Hills Common Stock”), pursuant to the terms of the Agreement and Plan of Merger, dated as of August 18, 2025 (the “Merger Agreement”), by and among Black Hills, River Merger Sub Inc. (“Merger Sub”), and NorthWestern Energy Group, Inc. (“NorthWestern”) (the “Black Hills Issuance Proposal”);
• To vote on a proposal to amend the restated articles of incorporation of Black Hills (the “Black Hills Charter”) to increase the authorized shares from 100 million to 300 million (the “Black Hills Share Increase Proposal”);
• To vote on a proposal to amend the Black Hills Charter to change the name of Black Hills (the “Black Hills Name Change Amendment”);
• To vote on a proposal to increase the authorized indebtedness of Black Hills from $8 billion to $20 billion (the “Black Hills Indebtedness Increase Proposal”);
• To vote on an advisory vote on the merger-related compensation arrangements of Black Hills’ named executive officers (the “Black Hills Merger-Related Compensation Proposal”); and
• To vote on a proposal to approve any motion to adjourn the Black Hills special meeting, if necessary (the “Black Hills Meeting Adjournment Proposal”).

Record Date	You may vote if you were a shareholder of record as of the close of business on January 28, 2026.

Notice Date:	January 30, 2026

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

Black Hills intends to file a registration statement on Form S-4 with the SEC to register the shares of Black Hills’ common stock that will be issued to NorthWestern Energy stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Black Hills and NorthWestern Energy that will also constitute a prospectus of Black Hills. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Black Hills and NorthWestern Energy in connection with the proposed transaction. Additionally, Black Hills and NorthWestern Energy will file other relevant materials in connection with the merger with the SEC. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus when they become available (and any other documents filed with the sec in connection with the transaction or incorporated by reference into the joint proxy statement/prospectus) because such documents will contain important information regarding the proposed transaction and related matters. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Black Hills or NorthWestern Energy through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Black Hills or NorthWestern Energy at investorrelations@blackhillscorp.com or travis.meyer@northwestern.com, respectively.

Before making any voting or investment decision, investors and security holders of Black Hills and NorthWestern Energy are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto (and any other documents filed with the SEC in connection with the transaction) because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Black Hills, NorthWestern Energy and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Black Hills and NorthWestern Energy in connection with the proposed transaction. Information regarding the directors and executive officers of Black Hills and NorthWestern Energy and other persons who may be deemed participants in the solicitation of the stockholders of Black Hills or of NorthWestern Energy in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Black Hills with the SEC. Information about the directors and executive officers of Black Hills and their ownership of Black Hills common stock can also be found in Black Hills’ filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 12, 2025, under the header “Information About Our Executive Officers,” and its Proxy Statement on Schedule 14A, which was filed on March 14, 2025, under the headers “Election of Directors” and “Security Ownership of Management and Principal Shareholders,” and other documents subsequently filed by Black Hills with the SEC. Information about the directors and executive officers of NorthWestern Energy and their ownership of NorthWestern Energy common stock can also be found in NorthWestern Energy’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 13, 2025, under the header “Information About Our Executive Officers” and its Proxy Statement on Schedule 14A, which was filed on March 12, 2025, under the headers “Election of Directors” and “Who Owns our Stock”. To the extent any such person’s ownership of Black Hills’ or NorthWestern Energy’s securities, respectively, has changed since the filing of such proxy statement, such changes have been or will be reflected on Forms 3, 4 or 5 filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.